Exhibit 99.2

ASX Release

21 October 2020

Opthea Announces Closing of Initial Public Offering in the United States

Melbourne, Australia; 21 October 2020 – Opthea Limited (ASX:OPT; Nasdaq:OPT), a clinical stage biopharmaceutical company developing a novel therapy to treat highly prevalent and progressive retinal diseases, today announces the closing of its previously announced initial public offering in the United States (the “Offering”) of 8,563,300 American Depositary Shares (“ADS”), representing 68,506,400 ordinary shares, at an initial public offering price of US$13.50 per ADS, and pre-funded warrants to purchase 936,700 ADSs at a public offering price of US$13.49999 per pre-funded warrant. The aggregate gross proceeds of the Offering were approximately US$128.2 million. The Company has also granted the underwriters a 30-day option to purchase up to an additional 1,425,000 ADSs at the initial public offering price per ADS less underwriting discounts. All of the ADSs in the Offering were offered by Opthea Limited.

Opthea Limited’s ordinary shares are listed on the Australian Stock Exchange and its ADSs are listed on the Nasdaq Global Select Market, each under the symbol “OPT.” The ADSs began trading on the Nasdaq Global Select Market on October 16, 2020.

Citigroup and SVB Leerink acted as joint book-running managers for the Offering. Oppenheimer & Co. and Truist Securities acted as lead managers.

A registration statement relating to these securities has been declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 16, 2020. The Offering was made only by means of a prospectus. A copy of the final prospectus relating to and describing the terms of the Offering is attached to this announcement and may also be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-800-831-9146; or SVB Leerink LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110; by telephone at (800) 808-7525, ext. 6132; or email: syndicate@svbleerink.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About Opthea

Opthea (ASX:OPT) is a biopharmaceutical company developing a novel therapy to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). Opthea’s lead product candidate OPT-302 is being developed for use in combination with anti-VEGF-A monotherapies to achieve broader inhibition of the VEGF family, with the goal of improving overall efficacy and demonstrating superior vision gains over that which can be achieved by inhibiting VEGF-A alone.

Inherent risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking Statements

Certain statements in this announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, regarding the Company’s business as well as the proposed Offering. Any statement describing Company goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, including market conditions, the satisfaction of customary closing conditions relating to the Offering and the impact of general economic, industry or political conditions in Australia, the United States or internationally. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the Offering to be filed with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required under applicable law. You should not place undue reliance on these forward-looking statements as predictions of future events, which statements apply only as of the date of this announcement. Actual results could differ materially from those discussed in this ASX announcement.

Authorized for release to ASX by Megan Baldwin, CEO & Managing Director

Company & Media Enquiries:	Join our email database to receive program updates:

Megan Baldwin, PhD CEO & Managing Director Opthea Limited Tel: +61 (0) 447 788 674 megan.baldwin@opthea.com Australia: Rudi Michelson Monsoon Communications Tel: +61 (0) 3 9620 3333	Tel: +61 (0) 3 9826 0399 info@opthea.com www.opthea.com U.S.A. & International: Jason Wong Blueprint Life Science Group Tel: +1 415 375 3340, Ext 4 Jwong@bplifescience.com